Hawaiian Electric Industries, Inc. • P.O. Box 730 Honolulu, Hawaii 96808-0730

James A. Ajello

Senior Financial Vice President, Treasurer and Chief Financial Officer

October 6, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer	Thompson
Accounting Branch Chief
Mail Stop 3561

Re:	Hawaiian Electric Industries, Inc. (File No. 1-08503)
Hawaiian Electric Company, Inc. (File No. 1-04955)
Form 10-K for the year ended December 31, 2008 filed February 27, 2009
Form 8-K filed February 20, 2009
Form 10-Q for the quarter ended June 30, 2009 filed August 7, 2009
Form 8-K filed August 7, 2009

Dear Ladies and Gentlemen,

This letter responds to comments received from the Staff of the Commission (Staff) in a letter from Jennifer Thompson dated September 11, 2009 commenting on certain disclosures contained in Hawaiian Electric Industries, Inc.’s (HEI, or collectively with its consolidated subsidiaries, the Company) Form 10-K for the year ended December 31, 2008, Form 8-K filed February 20, 2009, Form 10-Q for the quarter ended June 30, 2009 and Form 8-K filed August 7, 2009. We welcome your comments in enhancing the overall disclosure in our filings.

The Company’s responses to the Staff’s comments are as follows:

Form 10-K for the Year Ended December 31, 2008

General

1.	Unless otherwise indicated, the below comments have been written in the context of disclosures made by Hawaiian Electric Industries, Inc. Please confirm to us that you will also apply these comments to the disclosures made by Hawaiian Electric Company, Inc., where applicable.

Response:

We will apply the applicable comments to the disclosures made by Hawaiian Electric Company, Inc. (HECO).

Form 8-K filed February 20, 2009

HEI Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5

Selected contractual obligations and commitments, page 11

2.	We read your statement under the tabular presentation of contractual obligations that “the tables above do not include other categories of obligations and commitments, such as ….” Based on the list of items excluded, it appears that some of these may represent contractual obligations existing at your balance sheet date that management expects will require material cash payments in the future. If this is true, it appears to us that some analysis of these items would be necessary as part of your narrative analysis of liquidity in accordance with the guidance in Item 303(a)(1) of Regulation S-K. Please revise to provide your readers with your best estimate of these expected future cash outflows within your narrative analysis of liquidity, or explain to us in detail how your current presentation complies with Item 303(a)(1) of Regulation S-K.

Response:

Under the tabular presentation of contractual obligations, we state:

The tables above do not include other categories of obligations and commitments, such as deferred taxes, interest (on deposit liabilities, other bank borrowings, long-term debt and uncertain tax positions), trade payables, amounts that will become payable in future periods under collective bargaining and other employment agreements and employee benefit plans, obligations that may arise under indemnities provided to purchasers of discontinued operations and potential refunds of amounts collected under interim decision and orders (D&Os) of the Public Utilities Commission of the State of Hawaii (PUC).

We believe that most of these items are not contractual obligations existing at December 31, 2008 that are required to be disclosed in the tabular presentation.

Deferred tax payments are dependent on future earnings and we do not believe they are contractual obligations required to be disclosed in the table.

We do not believe that “Trade Payables,” which are obligations generally payable in substantially less than one year, are encompassed by any of the categories required to be included in the “Tabular disclosure of contractual obligations.”

In future filings, we will include future interest payable on term certificates, other bank borrowings and long-term debt in the table and remove references to those items in the paragraph following the table. Had such items been included in the table as of December 31, 2008, interest payable would have been $42 million, $17 million, $7 million and $56 million for “1 year or less,” “2-3 years,” “4-5 years” and “More than 5 years,” respectively.

Amounts that will become payable in future periods under collective bargaining and other employment agreements and employee benefit plans are largely dependent on future service of employees and/or have been discussed in other sections of the MD&A and financial statement footnotes (e.g., pension discussions). We do not believe these are obligations of the type required to be included in the table.

As of December 31, 2008, there were no outstanding assertions of contractual obligations under indemnities provided to purchasers of discontinued operations and no amounts were required to be refunded under PUC D&Os that had not been refunded.

We discuss and/or disclose information regarding deferred taxes (page 121), collective bargaining agreements (page 94), pension plans (pages 8-10, 72, and 112-116) and amounts collected under interim D&Os (page 89) in other sections of the MD&A and financial statement footnotes. Also in the MD&A, we state:

Despite the recent unprecedented deterioration in the capital markets and tightening of credit, the Company believes that its ability to generate cash, both internally from electric utility and banking operations and externally from issuances of equity and debt securities, commercial paper and bank borrowings, is adequate to maintain sufficient liquidity to fund its contractual obligations and commercial commitments, its forecasted capital expenditures and investments, its expected retirement benefit plan contributions and other cash requirements in the foreseeable future.

Material estimates and critical accounting policies, page 16, page 47, and page 58

3.	In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. For example, if reasonably likely changes in an assumption used in assessing your investment and mortgage-related securities for impairment or establishing your allowance for loan loss would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified. Refer to Section V of our Release No. 33-8350.

Response:

Where applicable we will revise the discussion of our critical accounting policies to focus on the assumptions and uncertainties that underlie our critical accounting estimates in future filings.

Electric Utility, page 18

Results of Operations, page 21

Net energy metering, page 36

4.	We read your discussion of net energy metering. Please explain to us your revenue recognition policy for customers using net energy metering, including whether you record revenue on a gross or net basis and your basis in GAAP for doing so. Also tell us how you determined you did not need to provide this revenue recognition policy within your financial statements.

Response:

Our revenue recognition policy for customers using net energy metering is to record revenues on a net basis because customers are billed on a net basis as required under our tariffs. We estimate that gross revenues received from net energy metering customers for kilowatthours (KWHs) delivered amounted to approximately $3.5 million, or 0.1% of consolidated HECO’s $2.9 billion of revenues for 2008. The revenues netted for KWHs received from net energy metering customers amounted to approximately $0.7 million, or 0.1% of purchased power expense of $690 million and 0.02% of consolidated HECO’s revenues. We concluded we did not need to provide this revenue recognition policy within our financial statements because the amounts involved have not been material.

Bank, page 49

Material estimates and critical accounting policies, page 59

Investment and mortgage-related securities, page 59

5.	We read that upon recognizing an impairment loss, ASB applies SOP 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” for applicable securities in each subsequent reporting period. Please explain to us in more detail when you apply SOP 03-3, why you believe this guidance is appropriate to apply in those situations, and the impact of your application.

Response:

ASB uses the guidance in FAS 115 in evaluating whether the fair value of a debt security has declined below its amortized cost basis and if so, for determining whether the decline is other than temporary. In December 2008, ASB recorded an other-than-temporary impairment (OTTI) charge of $7.8 million to write-down two securities to their fair values as the expected cash flows showed an estimated loss of principal of $0.4 million, with the first loss projected in 2012 (see page 51).

Once an OTTI charge has been taken, the provisions of SOP 03-3 are applied. ASB continues to evaluate the cash flows of the security in subsequent periods to determine if additional OTTI charges are required. If circumstances change such that there is a significant increase in cash flows previously expected to be collected or if actual cash flows are significantly greater than cash flows previously expected, ASB will recalculate the amount of accretable yield for the security based on guidance in paragraph .07b of SOP 03-3. ASB used SOP 03-3 rather than EITF 99-20, Recognition of Interest Income and Impairment of Purchased Beneficial Interests and Beneficial Interests That Continue to be Held by a Transferor in Securitized Financial Assets, due to the high credit quality of the securities portfolio at acquisition.

We note that, in the first quarter of 2009, ASB anticipated the cash flows on the two written-down securities to exceed the expected accretive yield and the new cost basis of the securities and recognized additional accretive yield under the guidance in paragraph .07b of SOP 03-3. In the second quarter of 2009, however, ASB adopted FSP FAS 115-2 and FAS 124-2 and revalued the two securities, recognizing only the impairment related to credit, which resulted in a reduction of the expected accretive yield of the securities.

Notes to Consolidated Financial Statements

Note 1. Summary of significant accounting policies, page 71

Equity method, page 72

6.	We read that equity in earnings or losses of your equity method investees is reflected in operating revenues. Please explain to us how you determined this classification was appropriate and how you considered the guidance in Rule 5-03 of Regulation S-X. To help us better understand this matter, tell us what equity method investments you hold other than your investment in HECO Capital Trust III, if any, and quantify for us the amount of equity in earnings or losses recorded within operating revenues for each year for which you present a statement of income.

Response:

The equity in earnings or losses of equity method investees are reflected in operating income, rather than in a separate income statement line item “Equity in Earnings of Unconsolidated Subsidiaries and 50 Percent-or-Less-Owned Persons” (under Rule 5-03 of Regulation S-X), because the amounts for 2008, 2007, and 2006 would have been $(29,000), $158,000 and $(44,000), respectively, which amounts are immaterial. Other than HECO Capital Trust III, we hold small investments in venture capital equity method investees (total investment of $0.4 million as of December 31, 2008), which generated equity in earnings/(losses) of $(129,000), $58,000 and $(145,000) in 2008, 2007 and 2006, respectively.

Property, plant and equipment, page 72

7.	We note your discussion of power purchase agreements (PPAs) that may fall within the scope of EITF 01-8. Please confirm to us, if true, and consider clarifying to your readers that you currently have no such agreements. Alternatively, if you have PPAs that fall into the scope of EITF 01-8, tell us why you do not appear to discuss these PPAs further within your footnotes and why you do not appear to provide the capital lease disclosures required by SFAS 13.

Response:

HECO and its subsidiaries’ six PPAs totaling 540 megawatts (MW) of firm capacity do not fall within the scope of EITF 01-8, as two PPAs do not meet the criteria of a lease and four PPAs were entered into before the effective date of EITF 01-8 and therefore were exempt from its application under the grandfathering provision. HECO has other substantially smaller, as-available PPAs, totaling 74 MW, which 1) are exempt from applicability of EITF 01-8 under the grandfathering provision (PPAs of 21 MW), 2) are considered operating leases (PPAs of 1 MW), or 3) are considered capital leases, but the lease payments are considered contingent rental payments, with no minimum lease payments, so that no asset or liability is recorded for those leases (PPAs of 52 MW).

8.	We note your reference to operating leases within your table of contractual obligation on page 11, and we also note a reference to rent expense within your analysis of results of operations. Please tell us how you considered addressing such operating leases within your footnotes, including how you considered the disclosures required by SFAS 13. If you have not provided these disclosures because your operating rent expense is immaterial, please quantify for us the amount of such rent expense for each period for which you present a statement of operations.

Response:

Operating rent expense amounted to $16 million in each of 2008 and 2007 and $14 million in 2006, less than 0.7% of total operating expenses each year. We believe this level of operating rent expense is immaterial and thus we have not provided all the disclosures required by SFAS 13 (e.g., future minimum rental payments and minimum rentals to be received under non-cancelable subleases).

Depreciation, page 72

9.	We note your discussion of the useful lives and composite annual depreciation rate for property, plant and equipment related to your electric utility segment. However, it appears that you have about $60 million of property, plant and equipment beyond that owned by HECO. Please tell us where you have provided information about useful lives for this non-utility property, plant and equipment.

Response:

In our 2008 financial statements, we have not provided information about the useful lives for ASB’s property, plant and equipment, which we concluded was immaterial at 2% of total property, plant and equipment.

Note 4. Bank Subsidiary, page 95

Loans receivable, page 100

10.	We read in the middle of page 101 that as of December 31, 2008 you had standby letters of credit totaling $19 million. Please tell us how you considered the provisions of FIN 45 and the need to record a liability for your obligation under these guarantees.

Response:

A standby letter of credit assures the beneficiary of the performance of the obligation of ASB’s customer. ASB is obligated to make payment in the event that its customer defaults or fails to perform, in which event the customer is obligated to repay ASB for any draws under its standby letter of credit. FIN 45 discusses the circumstances under which it is necessary to record a liability when a guarantor undertakes an obligation to stand ready to perform over the term of the guarantee (i.e., the non-contingent liability element of the guarantee), and indicates that the amount that should be recorded is the premium paid for the standby letter of credit. Under these provisions of FIN 45, ASB would have been required to record a liability for the non-contingent element of the guarantee in the amount of the premiums paid for the standby letters of credit, which were approximately $78,000. However, this amount is not material and no liability has been recorded.

FIN 45 also states that the contingent liability element of the guarantee in a standby letter of credit would be recognized after a triggering event occurs. Until the triggering occurs, there is no loss contingency to accrue. ASB reviewed the standby letters of credit and determined that there were no triggering events that required ASB to record a loss contingent liability for its standby letters of credit. ASB has not incurred a loss related to its standby letters of credit for at least the past 5 years.

Assets measured at fair value on a nonrecurring basis, page 103

11.	Please tell us where you have disclosed, for fair value measurements using significant unobservable inputs (Level 3), a description of the inputs and the information used to develop the inputs and a description of the valuation technique used to measure fair value as contemplated by paragraph 33(c) and (d) of SFAS 157.

Response:

The loans valued using significant unobservable inputs (Level 3) are not material at $4.9 million, or 0.1% of total loans receivable, as of December 31, 2008. Accordingly, we have not felt it necessary to disclose the inputs, the information used to develop the inputs and the valuation technique used in the fair value measurement of loans with specific reserves other than to make the statement that the “[u]nobservable assumptions reflect ASB’s own estimate of the fair value of collateral used in valuing the loan.”

Note 8. Retirement Benefits, page 112

12.	We read on page 113 that the PUC required a refund of revenues associated with the inclusion of HECO’s pension asset in rate base for HECO’s 2005 test year case and that HECO’s 2007 test year rate case did not include HECO’s pension asset in the rate base. We also note that MECO’s 2007 test year rate case did not include MECO’s pension asset in the rate base. We then read that the electric utilities have reclassified to a regulatory asset charges for retirement benefits that would otherwise be recorded in AOCI pursuant to SFAS 158. Based on your current disclosures, it is unclear to us what types of retirement benefit expenses ultimately were permitted to be included in your subsidiaries’ rate bases and what types of retirement benefit expenses ultimately were not permitted to be recovered through future rates. Furthermore, given the fact that the PUC appears to have disallowed the recovery of a significant amount of your retirement benefit costs through rates, it is unclear to us how you determined the regulatory assets related to retirement benefit plans and OPEBs as seen in Note 3 are appropriate under paragraph 9 of SFAS 71. Please advise, and revise your disclosure in future filings to clarify this matter to your readers.

Response:

In HELCO’s 2007 interim decision on its 2006 test year rate case, and in HECO’s and MECO’s 2007 interim decisions on their 2007 test year rate cases, the PUC allowed the utilities to adopt pension and OPEB tracking mechanisms. The amount of the net periodic pension cost (NPPC) and net periodic benefits costs (NPBC) to be recovered in rates is established by the PUC in a rate case. Under the utilities’ tracking mechanisms, any actual costs determined under SFAS Nos. 87 and 106, as amended, that are over/under amounts allowed in rates are charged/credited to a regulatory asset/liability. The regulatory asset/liability for each utility will be amortized over 5 years beginning with the respective utility’s next rate case. Accordingly, all retirement benefit expenses (except for executive life and nonqualified pension plan expenses) determined under SFAS Nos. 87 and 106, as amended, will be recovered.

Under the tracking mechanisms, amounts that would otherwise be recorded in AOCI pursuant to SFAS No. 158 (excluding amounts for executive life and nonqualified pension plans), which amounts include the prepaid pension asset prior to the adoption of SFAS No. 158, net of taxes, as well as other pension and OPEB charges related to SFAS No. 158, are allowed to be reclassified as a regulatory asset, as those costs will be recovered in rates through the NPPC and NPBC in the future.

In HELCO’s 2007 interim decision on its 2006 test year rate case, the PUC allowed HELCO to record a regulatory asset (representing HELCO’s prepaid pension asset prior to the adoption of SFAS No. 158 and reflecting the accumulated pension contributions to its pension fund in excess of accumulated NPPC), which is included in rate base, and allowed recovery of that asset over a period of five years. HELCO is required to make contributions to the pension trust in the amount of the actuarially calculated NPPC that would be allowed without penalty by the tax laws.

In HECO’s and MECO’s 2007 interim decisions on their 2007 test year rate cases (and in HECO’s final decision on its 2005 test year rate case), the PUC did not allow HECO and MECO to include their pension assets (representing the accumulated contributions to their pension fund in excess of accumulated NPPC prior to the adoption of SFAS No. 158), in their rate bases. However, under the tracking mechanisms, HECO and MECO are required to fund only the minimum level required under the law until their pension assets are reduced to zero, at which time HECO and MECO will make contributions to the pension trust in the amount of the actuarially calculated NPPC, except when limited by the ERISA minimum contribution requirements or the maximum contribution limitations on deductible contributions imposed by the Internal Revenue Code (IRC).

The PUC’s exclusion of HECO’s and MECO’s pension assets from rate base does not allow HECO and MECO to earn a return on the pension asset, but this exclusion does not result in the exclusion of any pension benefit costs from their rates. The pension asset is to be (or was, in the case of MECO) recovered in rates (as NPPC is recorded in excess of contributions). As of June 30, 2009, MECO did not have any remaining pension asset, and HECO’s pension asset had been reduced to $23 million.

We will revise our disclosure in future filings to make the foregoing information more understandable to readers.

Note 10. Income Taxes, page 119

13.	We note in your tables showing the detail of deferred tax liabilities on page 120 an item titled “Change in accounting method.” Please explain to us in more detail what this change was and how it led to a deferred tax liability, including whether this relates to FIN 48. Please also clarify this matter to your readers.

Response:

In the process of building a real estate project, developers may be required to contribute the excess of the cost to install underground versus overhead electric lines (i.e., contributions in aid of construction or CIAC). In 2007, the utilities requested that the Internal Revenue Service (IRS) approve a change in its method of accounting for such CIAC received as regulated electric utilities. The utilities requested that these CIAC receipts be treated as taxable income and that the underground electric line assets funded by the developers be depreciated for tax purposes.

Prior to this 2007 request, the utilities had relied on certain favorable IRS rulings, which supported the treatment of CIAC receipts as non-taxable contributions to capital under IRC §118(a), rather than taxable CIAC under IRC §118(b). In subsequent rulings, the IRS appeared to have changed its position and viewed CIAC as taxable income in most cases. Consequently, the utilities decided to request approval for this change in method of accounting for CIAC from its former method, which was a reasonable interpretation of rulings and case law at the time.

In November 2007, the IRS granted the utilities permission to change its method of accounting for CIAC. Pursuant to this approved change, the utilities initiated the inclusion of this type of CIAC received in 2007 in taxable income, net of depreciation. In addition, the cumulative taxable CIAC received, net of depreciation, and not included in income in years prior to 2007 was required to be included in taxable income ratably over a four year period starting in 2007.

The deferred tax assets/liabilities table reflected a CIAC deferred tax asset representing the future tax benefit to be recognized on the tax depreciation related to all assets funded by CIAC. The separate deferred tax liability in question represented the tax effect of the CIAC to be recognized over the four year period, 2007 through 2010. At December 31, 2008, the end of the second year of change, the deferred tax liability represented 50% of the future tax liability on pre-

2007 CIAC. This “gross” presentation was required by U.S. generally accepted accounting principles.

The accounting method change approval did not affect the utilities’ FIN 48 liability.

In future filings, we will relabel “Change in accounting method” to “Change in accounting method related to contributions in aid of construction.”

HECO Exhibit 99

Consolidated Statements of Income, page 8

14.	Please explain to us why you have classified income taxes related to operating activities within operating expenses and income taxes related to nonoperating activities within other, net, and your basis in GAAP for so doing. Also tell us how you considered the guidance in Rule 5-03 of Regulation S-X when determining the classification of income tax expense within your statements of income. We note that you appear to have reclassified all of these income tax amounts to the line item titled “income taxes” in HEI’s consolidated statements of income.

Response:

The PUC requires HECO and its subsidiaries to follow the Uniform System of Accounts of the National Association of Regulatory Utility Commissioners (NARUC) in presenting their financial statements. Under the Uniform System of Accounts of NARUC, non-regulated revenues, expenses and related income taxes are included in Other Income and Deductions. Also, HECO’s view is that excluding income taxes related to nonoperating activities from operating expenses provides investors with a clearer view of consolidated HECO’s regulated operations (which is subject to rate-making) versus its unregulated operations. In consolidated HEI’s financial statement footnote, however, HEI reclassifies the income taxes related to nonoperating activities to conform to the presentation of HEI’s Consolidated Statements of Income.

15.	Please tell us how you determined it was appropriate to present the subtotal “Income before interest and other charges” on the face of your statements of operations. Refer to Rule 5-03 of Regulation S-X.

Response:

While we believed that the category “Income before interest and other charges” provided useful information, we concur that it is not a subtotal that is used in the Uniform System of Accounts of NARUC; thus, in future filings, we will not include this line item on HECO’s financial statements.

16.

Please tell us why you have netted together the revenues and operating expenses related to HECO’s unregulated subsidiaries and classified this net amount within non-operating income in the line item titled “Other, net.” In this regard, we note that you have reclassified these items within

HEI’s consolidated financial statements to be within revenues and operating expense, respectively, which results in this net amount being included within the subtotal “Operating income” on HEI’s financial statements, and it is unclear to us why you would not use the same classification in the financial statements of both HECO and HEI.

Response:

Under the Uniform System of Accounts of NARUC, non-regulated revenues, expenses and related income taxes are included in Other Income and Deductions (which HECO refers to as “Other, net”). HECO’s view is that excluding the results of its unregulated subsidiaries from operating income provides investors with a clearer view of consolidated HECO’s regulated operations (which is subject to rate-making) versus its unregulated operations. In consolidated HEI’s financial statement footnote, however, HEI reclassifies the items as noted to conform to the presentation of HEI’s Consolidated Statements of Income. In 2008, 2007 and 2006, revenues from unregulated activities were 0.2%, 0.4% and 0.2% of operating revenues, respectively, and expenses from unregulated activities were 0.1%, 0.7% and 0.1% of operating expenses, respectively.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

HECO Consolidated Statements of Income, page 23

17.	Please refer to the line items labeled “Income before preferred stock dividends of HECO and subsidiaries” and “Income before preferred stock dividends of HECO.” It is unclear to us that these captions fully comply with the guidance in SFAS 160 and the guidance in Rule 5-03 of Regulation S-X. Please consider revising these line items to use captions similar to “Net income” and “Net income attributable to HECO,” respectively, as we believe these captions will be understood more easily by your investors.

Response:

HECO’s view was that the existing line item captions were more descriptive of the amounts represented. In future filings, however, we will change the captions to “Net income” and “Net income attributable to HECO.”

Form 8-K filed August 7, 2009

18.

We note your use of non-GAAP financial measures adjusted noninterest income and adjusted non-interest expense. We read that you believe the presentations of such financial measures on this basis provide useful supplemental information and a clearer picture of the bank’s operating performance, and are a better indicator of the bank’s ongoing core operating activities. Please explain to us how you considered each item in Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In future filings, please expand your disclosure to explain in better detail the purposes for which management uses these measures to evaluate your operating performance. For example, if these measures are used to determine employees’ bonuses or other compensation, you should disclose that. As another example, if you use these measures solely for informational purposes when comparing yourself to your competitors, you should disclose that. Refer to Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Response:

The non-GAAP financial measures were furnished in the Form 8-K and we believe their use and the accompanying disclosures complied with the requirements of Regulation G and Regulation S-K 10(e)(1)(i). It is our understanding that the more restrictive requirements of Regulation S-K 10(e)(1)(ii), which appear to us to be the principal subject of the Commission’s discussion of Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, are not applicable to information that is furnished rather than filed with a Form 8-K.

The Commission’s response to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states that non-GAAP measures that eliminate a recurring item from a non-GAAP measure would more likely be permissible “if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period.” In its disclosure in the Form 8-K, ASB stated that the items related to the process improvement initiative that were excluded from non-interest expense are expected to be reduced or eliminated once the project has concluded at the end of 2010. ASB also states that charges to noninterest income for OTTI and the charge to noninterest expense for the special assessment levied by the FDIC were eliminated due to the unpredictability of when those charges might occur in the future. For all other items in the Non-GAAP financial measures schedule, the items were non-recurring (i.e., ASB does not expect to recognize those impacts to noninterest income and expense in the future) or it would not be appropriate to assume the items would recur on a quarterly basis.

The SEC’s response to Question 8 also states that the inclusion of non-GAAP measures may be misleading absent certain disclosures, which we attempted to make as follows:

•

The manner in which management uses the non-GAAP measure to conduct or evaluate business – The Form 8-K states that non-GAAP financial measures of noninterest income and expense are “useful in understanding performance trends and facilitate comparisons with the performance of others in the financial services industry.”

•

The economic substance behind management’s decision to use such a measure – The Form 8-K states that the non-GAAP financial measures are for supplemental information purposes and provide a clearer picture of the bank’s ongoing operating performance that can be used to facilitate comparisons with the performance of others in the financial services industry.

•

The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure – The Form 8-K states that the limitations associated with utilizing non-GAAP measures are the risks of disagreement over the appropriateness of adjustments comprising these measures and that other companies may calculate these measures differently.

•

The manner in which management compensates for these limitations when using the non-GAAP financial measure – The Form 8-K states that management addresses these limitations by providing detailed reconciliations between GAAP information and non-GAAP measures.

•

The substantive reason why management believes the non-GAAP financial measure provides useful information to investors – The Form 8-K notes that the bank believes the presentation of non-GAAP financial measures provides useful supplemental information and a clearer picture of the bank’s operating performance and are a better indicator of the bank’s ongoing core operating activities.

In future filings, we will expand our disclosure to explain in detail the purposes for the adjusted measures, including to assist investors/analysts to better understand ASB’s progress on the execution of its process improvement initiative.

Acknowledgement

This letter also acknowledges on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions regarding this letter, please feel free to contact me at (808) 543-5885. We look forward to your response. If these responses are acceptable, we would appreciate your confirmation that the Staff’s review of the Company’s Form 10-K for the year ended December 31, 2008, Form 8-K filed February 20, 2009, Form 10-Q for the quarter ended June 30, 2009 and Form 8-K filed August 7, 2009 has been completed and that the Company has satisfactorily responded to the Comment Letter.

Sincerely,

/s/ James A. Ajello

James A. Ajello

Senior Financial Vice President, Treasurer

and Chief Financial Officer